EXHIBIT 10.1

RENEO PHARMACEUTICALS, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), is made and entered into as of October 11, 2021 (the “Effective Date”), by and between Ashley F. Hall, JD (“Executive”) and Reneo Pharmaceuticals, Inc. (the “Company”).

WHEREAS, the Company and Executive are parties to that certain Offer Letter dated September 21, 2021 (the “Offer Letter”); and

WHEREAS, the Company and Executive desire to enter into this Agreement to supersede and replace in its entirety the Offer Letter and to define their mutual rights and duties with respect to Executive’s compensation and benefits.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Employment by the Company.

Position.  Executive shall serve as the Company’s Chief Development Officer and shall report to the Company’s President and Chief Executive Officer.  During the term of Executive’s employment with the Company, Executive will devote Executive’s best efforts and substantially all of Executive’s business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies, and except as provided in Section 8.1.

Duties and Location.  Executive shall perform such duties as are customarily associated with the position of Chief Development Officer and such other duties as are assigned to Executive by the President and Chief Executive Officer.  Executive’s primary office location shall be the Company’s headquarters located in Irvine, California.  Subject to the terms of this Agreement, the Company reserves the right to (a) reasonably require Executive to perform Executive’s duties at places other than Executive’s primary office location from time to time and to require reasonable business travel, and (b) modify Executive’s job title and duties as it deems necessary and appropriate in light of the Company’s needs and interests from time to time.

Policies and Practices.  The employment relationship between the parties shall be governed by the general employment policies and practices of the Company, except that when the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

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Compensation.

Base Salary.  For services to be rendered hereunder, Executive shall receive a base salary at the rate of $420,000.00 per year (the “Base Salary”), less standard payroll deductions and withholdings and payable in accordance with the Company’s regular payroll schedule.

Bonus.  Executive will be eligible for an annual discretionary bonus, with a target amount for such bonus of forty percent (40%) of Executive’s then current Base Salary (the “Annual Bonus”).  Whether Executive receives an Annual Bonus for any given year, and the amount of any such Annual Bonus, will be determined in the good faith discretion of the Company’s Board of Directors (“Board”) (or the Compensation Committee thereof), based upon the Company’s and Executive’s achievement of objectives and milestones to be determined on an annual basis by the Board (or Compensation Committee thereof).  No Annual Bonus is guaranteed and, in addition to the other conditions for earning such compensation, Executive must remain an employee in good standing of the Company on the scheduled Annual Bonus payment date in order to be eligible for any Annual Bonus.

Standard Company Benefits.  Executive shall, in accordance with Company policy and the terms and conditions of the applicable Company benefit plan documents, be eligible to participate in the benefit and fringe benefit programs provided by the Company to its executive officers and other employees from time to time.  Any such benefits shall be subject to the terms and conditions of the governing benefit plans and policies and may be changed by the Company in its discretion.

Expenses.  The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in furtherance or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy as in effect from time to time.

Relocation Support. Executive’s role is expected to be primarily office-based, with an expectation of physical attendance in a Company office at least three (3) days per week. To assist with this expectation, the Company will provide, via a grossed-up reimbursement, a reasonable and customary priced two-bedroom furnished apartment near the Company’s Orange County, California office not to exceed $5,000.00 per month, subject to the approval of the Chief Executive Officer, for a period of up to twelve (12) months following Executive’s employment commencement date (the “Housing Reimbursement”), subject to Executive’s continued employment with the Company. Furthermore, if Executive notifies the Company of Executive’s intent to relocate to the Orange County, California area and takes meaningful steps towards such relocation, the Company may agree to extend the term of the Housing Reimbursement for an additional six (6) months, such that the maximum total duration of the Housing Reimbursement will be eighteen (18) months following Executive’s employment commencement date, subject to Executive’s continued employment with the Company. Such extension, if granted, must be communicated to Executive in writing by the Company following its confirmation of Executive’s intent to relocate. Should Executive relocate to Orange County before twelve (12) months from Executive’s employment commencement date, the residual amount of unused funds from the eighteen (18) months of Housing Reimbursement at $5,000.00 per month will be paid to Executive as a lump sum cash payment, subject to applicable withholdings.

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Additionally, if Executive fully completes a relocation to the Orange County, California area by no later than eighteen (18) months following Executive’s employment commencement date, the Company will provide for relocation assistance in an amount up to one hundred fifty thousand dollars ($150,000.00) in connection with such relocation (the “Relocation Assistance”), subject to applicable withholdings.

In addition, if Executive’s employment with the Company is terminated for Cause, as defined in the Severance Plan (as defined below), or Executive voluntarily resigns Executive’s position before the eighteen (18) month anniversary of Executive’s employment commencement date, Executive shall be required to repay the Company, on or within sixty (60) days after Executive’s employment termination date, a prorated portion of (i) any lump sum payment made to Executive in connection with the Housing Reimbursement (for clarity, not including any payment made as part of the monthly grossed-up reimbursement) and (ii) any payment made to Executive for  Relocation Assistance. The repayment amount would be prorated based on the number of full calendar months Executive was continuously employed with the Company (e.g., if Executive was employed for twelve (12) months at the time of termination or resignation, Executive shall repay 33 1/3% of (i) any lump sum payment for Housing Reimbursement and (ii) any payment made for Relocation Assistance, each back to the Company).

While Executive’s relocation to the Orange County, California area is not required, if Executive chooses not to relocate, Executive will not be eligible for the Relocation Assistance and the expectation of physical attendance in a Company office at least three (3) days per week shall remain. Furthermore, the Relocation Assistance shall expire eighteen (18) months following Executive’s employment commencement date.

Equity.  Upon approval by the Board (or the Compensation Committee thereof), Executive shall be granted (i) an option to purchase 180,000 shares of the Company’s common stock (the “Option Award”) and (ii) a restricted stock unit award for 30,000 shares of the Company’s common stock (the “RSU Award”). The Option Award and the RSU Award are each intended to be a material inducement to Executive’s acceptance of this Agreement, and will be granted outside the Company’s 2021 Equity Incentive Plan (the “Plan”) but pursuant to the terms of the Plan as if the Option Award and the RSU Award were granted under the Plan and the applicable forms of grant agreement thereunder. The Option Award shall have an exercise price per share equal to the closing price per share of the Company’s common stock as reported on The Nasdaq Stock Market on the effective date of the grant, which shall be the second Friday of the calendar month following Executive’s start date.  One-fourth (1/4th) of the shares subject to the Option Award shall vest on the first anniversary of the Effective Date and the balance of the shares shall vest in a series of thirty-six (36) successive equal monthly installments thereafter, subject to Executive’s Continuous Service (as defined in the Plan) as of each such vesting date.  The RSU Award shall vest entirely upon the Company’s first accepted filing of a New Drug Application or Marketing Authorisation Application by the relevant regulatory authority, subject to Executive’s Continuous Service through such vesting date. The Company, in its sole discretion, may award Executive additional equity grants pursuant to the Company’s equity incentive plans from time to time in its sole discretion.

Proprietary Information Obligations.

3.

Proprietary Information Agreement.  As a condition to employment, Executive agrees to continue to abide by that certain Confidential Information and Invention Assignment Agreement dated as of September 22, 2021 by and between Executive and Company attached hereto as EXHIBIT A (the “Proprietary Agreement”).

Third-Party Agreements and Information.  Executive represents and warrants that Executive’s employment by the Company does not conflict with any prior employment or consulting agreement or other agreement with any third party, and that Executive will perform Executive’s duties to the Company without violating any such agreement.  Executive represents and warrants that Executive does not possess confidential information arising out of prior employment, consulting, or other third party relationships, that would be used in connection with Executive’s employment by the Company, except as expressly authorized by that third party.  During Executive’s employment by the Company, Executive will use in the performance of Executive’s duties only information that is generally known and used by persons with training and experience comparable to Executive’s own, common knowledge in the industry, otherwise legally in the public domain, or obtained or developed by the Company or by Executive in the course of Executive’s work for the Company.

Outside Activities, Non-Competition and Non-Solicitation.

Outside Activities.  Throughout Executive’s employment with the Company, Executive may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of Executive’s duties hereunder or present a conflict of interest with the Company or its affiliates.  Subject to the restrictions set forth herein, and only with prior written disclosure to and consent of the Board, Executive may engage in other types of business or public activities (and, for the avoidance of doubt, the activities listed on ANNEX I attached hereto are deemed disclosed to, and consented by, the Board).  The Board may rescind such consent, if the Board determines, in its sole discretion, that such activities compromise or threaten to compromise the Company’s or its affiliates’ business interests or conflict with Executive’s duties to the Company or its affiliates.

Non-Competition During Employment.  During Executive’s employment by the Company, Executive will not, without the express written consent of the Board, directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint ventures, associate, representative or consultant of any person or entity engaged in, or planning or preparing to engage in, business activity competitive with any line of business engaged in (or planned to be engaged in) by the Company or its affiliates; provided, however, that Executive may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.  In addition, Executive will be subject to certain restrictions (including restrictions continuing after Executive’s employment ends) under the terms of the Proprietary Agreement.

Non-Solicitation.  Executive agrees that during the period of employment with the Company and for twelve (12) months after the date Executive’s employment is terminated for any reason, Executive will not, either directly or through others, solicit or encourage or attempt to solicit or encourage any employee, independent contractor, or consultant of the Company to

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terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or entity.

Termination of Employment.

At-Will Employment.  Executive’s employment relationship is at-will.  Either Executive or the Company may terminate the employment relationship at any time, with or without cause or advance notice.

Termination and Change in Control Benefits. Executive shall be eligible to participate in the Company’s Severance Benefit Plan attached hereto as EXHIBIT B-1, as may be amended from time to time pursuant to its terms (the “Severance Plan”), and shall be eligible for the termination and change in control benefits as set forth in such Severance Plan and the Participation Agreement attached hereto as EXHIBIT B-2. Executive’s eligibility and rights under the Severance Plan shall in all events be subject to the terms of such Severance Plan.

Section 409A. It is intended that all of the benefits and other payments payable under this Agreement satisfy, to the greatest extent possible, an exemption from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A, and any ambiguities herein shall be interpreted accordingly.

Section 280G.  If any payment or benefit Executive will or may receive from the Company or otherwise (a “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Reduced Amount (defined below).  The “Reduced Amount” will be either (l) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (2) the entire Payment, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in Executive’s receipt, on an after-tax basis, of the greatest amount of the Payment.  If a reduction in the Payment is to be made so that the Payment equals the Reduced Amount, (x) the Payment will be paid only to the extent permitted under the Reduced Amount alternative, and the Executive will have no rights to any additional payments and/or benefits constituting the Payment, and (y) reduction in payments and/or benefits will occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to Executive.  In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting will be cancelled in the reverse order of the date of grant of Executive’s equity awards.  In no event will the Company or any stockholder be liable to Executive for any amounts not paid as a result of the operation of this Section.  The professional firm engaged by the Company for general tax purposes as of the day prior to the effective date of the change in control will perform the foregoing

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calculations. If the tax firm so engaged by the Company is serving as accountant or auditor for the acquirer, the Company will appoint a nationally recognized tax firm to make the determinations required hereunder. The Company will bear all expenses with respect to the determinations by such firm required to be made hereunder.  If the tax firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it will furnish the Company and Executive with documentation that no Excise Tax is reasonably likely to be imposed with respect to such Payment. Any good faith determinations of the tax firm made hereunder will be final, binding and conclusive upon the Company and Executive.

Dispute Resolution.  To ensure the rapid and economical resolution of disputes that may arise in connection with Executive’s employment with the Company, Executive and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, Executive’s employment with the Company, or the termination of Executive’s employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes before a single arbitrator (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). Executive acknowledges that by agreeing to this arbitration procedure, both Executive and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by Executive or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event Executive intends to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. Executive will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this agreement shall be decided by the arbitrator. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that Executive or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration

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fees in excess of the administrative fees that Executive would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either Executive or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

General Provisions.

Notices.  Any notices provided must be in writing and will be deemed effective upon the earlier of personal delivery (including personal delivery by fax) or the next day after sending by overnight carrier, to the Company at its primary office location and to Executive at the address as listed on the Company payroll.

Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction to the extent possible in keeping with the intent of the Parties.

Waiver.  Any waiver of any breach of any provisions of this Agreement must be in writing to be effective, and it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

Complete Agreement.  This Agreement, together with the Proprietary Agreement, constitutes the entire agreement between Executive and the Company with regard to the subject matter hereof and is the complete, final, and exclusive embodiment of the Company’s and Executive’s agreement with regard to this subject matter.  This Agreement is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations (including but not limited to the Offer Letter).  This Agreement cannot be modified or amended except in a writing signed by a duly authorized officer of the Company, with the exception of those changes expressly reserved to the Company’s discretion in this Agreement.

Counterparts.  This Agreement may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but both of which taken together will constitute one and the same Agreement.

Headings.  The headings of the paragraphs hereof are inserted for convenience only and shall not be deemed to constitute a part hereof nor to affect the meaning thereof.

Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive and the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of Executive’s duties hereunder and Executive may not assign any of Executive’s rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

7.

Tax Withholding.  All payments and awards contemplated or made pursuant to this Agreement will be subject to withholdings of applicable taxes in compliance with all relevant laws and regulations of all appropriate government authorities.  Executive acknowledges and agrees that the Company has neither made any assurances nor any guarantees concerning the tax treatment of any payments or awards contemplated by or made pursuant to this Agreement.  Executive has had the opportunity to retain a tax and financial advisor and fully understands the tax and economic consequences of all payments and awards made pursuant to the Agreement.

Choice of Law.  All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

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8.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first written above.

RENEO PHARMACEUTICALS, INC.

By:	/s/ Gregory J. Flesher
Gregory J. Flesher
President and Chief Executive Officer

EXECUTIVE

/s/ Ashley F. Hall
Ashley F. Hall, JD

ANNEX I

Not Applicable

EXHIBIT A

PROPRIETARY AGREEMENT

EXHIBIT B-1

SEVERANCE PLAN

EXHIBIT B-2

PARTICIPATION AGREEMENT

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